UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the fiscal year ended June 30, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _______________ to ____________________


Commission file number 1-12541


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     ATCHISON CASTING CORPORATION 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

    ATCHISON CASTING CORPORATION
    400 South Fourth Street
    Atchison, Kansas  66002

   Atchison Casting Corporation 401(k) Plan

   Financial Statements as of and for the Years Ended June 30, 2000 and 1999, Supplemental Schedules as of and for the Year Ended June 30, 2000, and Independent Auditors' Report


ATCHISON CASTING CORPORATION 401(k) PLAN

TABLE OF CONTENTS
----------------------------------------------------------------------------------------------


                                                                                              Page

INDEPENDENT AUDITORS' REPORT                                                                   1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2000 AND 1999:

  Statements of Net Assets Available for Benefits                                              2

  Statements of Changes in Net Assets Available for Benefits                                   3

  Notes to Financial Statements                                                               4-9

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED JUNE 30, 2000:

  Form 5500, Schedule H, Part IV, Lines 4a and 4d - Schedule of Nonexempt Transactions        10

  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for
     Investment Purposes at the End of Year                                                  11-12

Note:   Certain supplemental schedules required by rules and regulations of the Department of
        Labor are omitted because of the absence of the conditions under which they are required.


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Participants of
Atchison Casting Corporation 401(k) Plan
Atchison, Kansas

We have audited the accompanying statements of net assets available for benefits of Atchison Casting Corporation 401(k) Plan (the "Plan") as of June 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended June 30, 2000, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Kansas City, Missouri
January 11, 2001


ATCHISON CASTING CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2000 AND 1999

------------------------------------------------------------------------------------------------


ASSETS                                                                     2000          1999

INVESTMENTS:
  Mutual funds                                                         $4,284,928    $1,234,417
  Guaranteed interest account                                             315,957        77,899
  Common stock                                                             35,600
  Participant loans                                                       137,886        22,140
                                                                          --------       ------

            Total investments                                           4,774,371     1,334,456
                                                                        ----------    ---------

RECEIVABLES:
  Employer's                                                               36,144         6,256
  Participants'                                                            57,275        18,433
  Atchison Casting Corporation Defined Contribution Plan                   23,142
  Atchison Casting Corporation Savings Plan                               203,924
                                                                          -------       -------

            Total receivables                                             320,485        24,689
                                                                         --------       ------

NET ASSETS AVAILABLE FOR BENEFITS                                      $5,094,856    $1,359,145
                                                                       ===========   ==========


See notes to financial statements.

                                       2

ATCHISON CASTING CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2000 AND 1999

-------------------------------------------------------------------------------------------


                                                                      2000         1999

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Interest and dividend income                                    $ 116,001     $ 13,693
    Net appreciation in fair value of investments                     246,576       82,179
                                                                      --------      ------

          Total investment income                                     362,577       95,872
                                                                      --------      ------

  Contributions:
    Employer's                                                        703,994       99,139
    Participants'                                                   1,022,836      352,733
    Rollovers                                                          32,070       16,207
                                                                       -------      ------

          Total contributions                                       1,758,900      468,079
                                                                    ----------     -------

          Total additions                                           2,121,477      563,951
                                                                    ----------     -------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                       192,477       47,911
  Administrative expenses                                                  10       17,840
                                                                           ---      ------

          Total deductions                                            192,487       65,751

TRANSFERS:
  From PrimeCast 401(k) Savings and Defined Contribution Plan       1,214,805
  From La Grange Foundry Inc. 401(k) Savings and Defined
    Contribution Plan                                                 312,286
  From Claremont Foundry, Inc. 401(k) Plan                            260,405
  From Inverness Castings Group Retirement Plan & Trust                19,225
                                                                       ------

          Total transfers                                           1,806,721
                                                                    ---------     --------

NET INCREASE                                                        3,735,711      498,200

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 1,359,145      860,945
                                                                    ----------     -------

  End of year                                                      $5,094,856   $1,359,145
                                                                   ===========  ==========


See notes to financial statements.

ATCHISON CASTING CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2000 AND 1999

--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the Atchison Casting Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan sponsored by Atchison Casting Corporation (the "Company" or "Plan Sponsor"). Nationwide Life Insurance Company ("Nationwide") served as the custodian of the Plan through November 2, 1998 at which time Prudential Investments ("Prudential") became custodian of the Plan. Individuals employed by the Plan Sponsor serve as trustees (the "Trustees") of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective July 1, 1999 the Plan was restated to allow additional plants of the Company to participate in the Plan. Due to this amendment, assets were transferred to this Plan during the 2000 plan year from the following plans: PrimeCast 401(k) Savings and Defined Contribution Plan, LaGrange Foundry Inc. 401(k) Savings and Defined Contribution Plan, Claremont Foundry, Inc. 401(k) Plan and Inverness Castings Group Retirement Plan & Trust.

     During 2000, the Plan Sponsor inadvertently remitted employee and employer contributions to the Atchison Casting Corporation Savings Plan (the "Savings Plan") that belonged to the Plan. At June 30, 2000, there is a receivable from the Savings Plan in the financial statements of $203,924 that reflects this transaction. As discussed in Note 9, subsequent to June 30, 2000 all assets of the Savings Plan were transferred to the Plan which by virtue of the merger, management believes corrected this condition and did not affect participants' balances, the earnings on these balances or the participants' fund elections.

     During Plan year 2000, the Atchison Casting Corporation Defined Contribution Plan inadvertently accepted a rollover that belonged to the Plan. Management of the Company intends to direct Prudential to correct the rollover.

     Eligibility and Participation - Certain employees of the Company are eligible to participate in the Plan after completing three months of service.

     Contributions - Plan participants may contribute their pre-tax or after-tax base compensation, subject to certain limitations. Effective July 1, 1999, the Plan was amended to change the Plan Sponsor's matching contribution to 75% of the first 8% of eligible compensation contributed by participants. Prior to July 1, 1999, Plan Sponsor matched 33 1/3% of each participant's eligible contributions for the Plan year. Prior to July 1, 1999 the matching contribution from the Plan Sponsor could not exceed 2% of the participant's compensation.

     Participant Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, allocations of the Company's contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after five years of credited service or upon retirement at age 62.

     Investment Options - Upon enrollment in the Plan, a participant may direct contributions in investment options offered by Prudential.

     During 2000 and 1999, investment options were as follows:

        o             MFS Massachusetts Investors Trust
        o             Oppenheimer Global Fund
        o             AIM Balanced Fund
        o             Van Kampen Emerging Growth Fund
        o             Prudential Stock Index Fund
        o             The Prudential Insurance Company of America Guaranteed
                      Interest Account
        o             Prudential Government Securities Trust-Money Market Series
        o             Fidelity Advisor Equity Income Fund
        o             Prudential Government Income Fund
        o             Prudential High Yield Fund
        o             Prudential Small Company Value Fund
        o             Franklin Convertible Securities Fund

     The following investment options were added during 2000:

        o             MFS Massachusetts Investors Growth Stock Fund
        o             Fidelity Advisor Equity Growth Fund
        o             Prudential Equity Income Fund
        o             Prudential Jennison Growth Fund
        o             Atchison Casting Corporation - Common Stock

     For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

     Participants may change investment elections for future contributions at any time and may transfer any existing balances among the offered funds, subject to exchange limitations imposed by the funds.

     Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50 percent of their account balance. The term of such loan shall not exceed five years except in the case of a loan for the purpose of acquiring a principal residence of the participant. The term of such loan shall be determined by the Plan Sponsor considering the maturity dates quoted by representative commercial banks in the local area for a similar loan. The loans are secured by the balance in the participant's account. Interest rates range from 8.00% to 10.50%. Principal and interest are paid ratably through payroll deductions.

     Payment of Benefits - Distributions from the Plan are made upon death, retirement, termination, or permanent disability pursuant to the Plan provisions and as permitted by law. If a participant's vested account is less than $5,000, the account balance must be distributed as a lump sum as soon as administratively possible after separation from service. If the account balance is $5,000 or greater, distributions can be in the form of a lump sum, installments, or the account balance may remain in the Plan.

     Forfeitures - Forfeitures occur upon termination of employment by a participant who is not fully vested in the Plan. Nonvested portions of a participant's employer contribution account are forfeited and used to reduce subsequent contributions by the Plan Sponsor.

     Expenses - Expenses of the Plan are paid by either the Plan or the Plan Sponsor, as provided by the Plan document. Expenses of $10 and $17,840 were paid by the Plan for the years ended June 30, 2000 and 1999, respectively. The expenses for the Plan year ended June 30, 1999 include expenses related to the transfer of assets from Nationwide to Prudential.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investments Valuation and Income Recognition - The Plan's investments, excluding the guaranteed interest account, are stated at fair market value as determined by quoted market prices. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. See Note 3 regarding the valuation of the guaranteed interest contract.

     Unit Values - Individual participant accounts were maintained on a unit value basis through November 2, 1998. Participants did not have beneficial ownership in specific underlying securities or other assets in the various funds of Nationwide, but did have an interest therein represented by units valued as of the last business day of the period. The various funds earned dividends and interest which were automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund were converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts were charged or credited with the number of units properly attributable to each participant. Transactions were recorded on the trade date.

     Payment of Benefits - Benefit payments are recorded when paid.

3.   INVESTMENT CONTRACT WITH INSURANCE COMPANY

     The Plan has applied the provisions of Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." SOP 94-4 requires a defined contribution plan to report investment contracts at fair value unless such contract is fully benefit responsive. The Prudential contract for this Plan has been deemed to be fully benefit responsive, according to the provisions of SOP 94-4. As such, the contract is presented at contract value which approximates fair value, on the statement of net assets available for benefits as of June 30, 2000 and 1999. The crediting interest rate for the years ended June 30, 2000 and 1999 for the contract ranges from 5.50% to 6.45% and 4.85% to 5.50%, respectively. The crediting interest rate is reset upon the maturity of the contract.

4.   INVESTMENTS

     The following table presents the fair values of those investments that exceeded 5% of the Plan's net assets available for benefits at June 30, 2000 and 1999:

                                                                     2000
                                                ----------------------------------------------
                                                                Value Per
                                                   Shares         Share            Fair
                                                 (Rounded)      (Rounded)          Value

MFS Massachusetts Investors Trust                     50,776        $ 20.94       $ 1,063,244
Oppenheimer Global Fund                                9,781          68.65           671,497
AIM Balanced Fund                                     17,238          32.95           568,007
Van Kampen Emerging Growth Fund                        5,722          97.15           555,909
Prudential Stock Index Fund                           14,518          32.41           470,394
The Prudential Insurance Company of America
   Guaranteed Interest Account                          N/A            N/A            315,957
Prudential Government Securities Trust-Money
  Market Series                                      251,485           1.00           251,485


                                                                    1999
                                                ----------------------------------------------
                                                                Value Per
                                                   Shares         Share            Fair
                                                 (Rounded)      (Rounded)          Value
MFS Massachusetts Investors Trust                     24,180        $ 21.25         $ 513,827
AIM Balanced Fund                                      8,720          29.32           255,657
Oppenheimer Global Fund                                3,537          48.55           171,722
Prudential Government Securities Trust-Money
  Market Series                                       78,491           1.00            78,491
The Prudential Insurance Company of America
   Guaranteed Interest Account                          N/A             N/A            77,899

     During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $246,576 and $82,179, respectively, as follows:


Net Appreciation (Depreciation) in Fair Value          2000          1999


  Mutual funds                                       $ 256,210     $ 146,266
  Common stock                                          (9,634)
  Pooled separate accounts                                           (64,087)
                                                    ----------       --------
                                                     $ 246,576      $ 82,179
                                                    ==========       ========

5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by Prudential. Prudential is the custodian as defined by the Plan from the period beginning November 2, 1998 through June 30, 2000, and, therefore, these transactions qualify as party-in-interest.

     Certain Plan investments held during the year ended June 30, 1999 were pooled separate accounts and contracts managed by Nationwide. Nationwide was the custodian as defined by the Plan through November 2, 1998, therefore, these transactions qualified as party-in-interest.

6.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.   PLAN TAX STATUS

     The non-standardized prototype plan document adopted by the Plan has received a favorable opinion letter from the Internal Revenue Service stating that the Plan and related trust are designed in accordance with the Internal Revenue Code ("IRC"). However, a determination letter has not been requested for the Plan's specific adoption agreement. The Plan Sponsor believes that the Plan, as adopted, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.   NONEXEMPT TRANSACTION

     During the year ended June 30, 2000, employee deferrals of $72,866 were withheld from certain payrolls and not remitted on a timely basis (as defined by the Department of Labor (the "DOL")) by the Plan Sponsor. All such deferrals were subsequently remitted to the Trust by the Plan Sponsor. This transaction was prohibited according to the provisions of the DOL.

     As discussed in Note 1 to the financial statements, contributions were inadvertently remitted to the Savings Plan. This nonexempt transaction was corrected by virtue of the merger of the Plan with the Savings Plan effective July 17, 2000.

9.      SUBSEQUENT EVENT

     Effective July 17, 2000, the assets of the Savings Plan were merged into the Plan. Immediately after the transfer of assets, each participant shall have an account balance in the Plan equal to their account balance in the Savings Plan.

                                     ******


ATCHISON CASTING CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINES 4a and 4d  - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2000

------------------------------------------------------------------------------------------------------------------------------------


               (a)                          (b)                            (c)                       (d)          (e)          (f)
                                      Relationship of          Description of Transactions
                                      Plan, Employer          Including Maturity Date, Rate
           Identity of                   or Other            of Interest, Collateral, Par or      Purchase      Selling       Lease
         Party Involved              Party-in-Interest               Maturity Value                 Price        Price        Rental

Atchison Casting Corporation      Plan Sponsor            Employee contributions not
                                                            timely remitted to the Trust          $72,866*

Atchison Casting Corporation      Plan Sponsor            Contributions remitted to the
                                                            Atchison Casting Corporation
                                                            Savings Plan                          122,421*#

*This represents the total amount of contributions that were withheld from employees, but not remitted timely to the trust by the Plan Sponsor.

# This represents contributions that were inadvertently remitted to the Atchison
Casting Corporation Savings Plan.


(Table Continued)


---------------------------------------------------------------------------------------


           (g)                (h)                   (i)                  (j)

         Expenses                                                      Net Gain
      Incurred with         Cost of            Current Value        (Loss) on Each
       Transaction           Asset               of Asset            Transaction


                            $ 72,866              $ 72,866



                             122,421               122,421




ATCHISON CASTING CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR
     INVESTMENT PURPOSES AT THE END OF YEAR
JUNE 30, 2000

--------------------------------------------------------------------------------------------------

(a)                    (b)                                     (c)                       (d)
                                               Description of Investment Including
           Identity of Issue, Borrower,          Maturity Date, Rate of Interest,      Current
             Lessor or Similar Party            Collateral, Par or Maturity Value       Value


     MFS Massachusetts Investors Trust        Mutual fund
                                              (50,776 shares)                         $ 1,063,244

     Oppenheimer Global Fund                  Mutual fund
                                              (9,781 shares)                              671,497

     AIM Balanced Fund                        Mutual fund
                                              (17,238 shares)                             568,007

     Van Kampen Emerging Growth Fund          Mutual fund
                                              (5,722 shares)                              555,909

 *   Prudential Stock Index Fund              Mutual fund
                                              (14,518 shares)                             470,394


 *   The Prudential Insurance Company
        of America                            Guaranteed interest account                 315,957

 *   Prudential Government Securities Trust-  Mutual fund
       Money Market Series                    (251,485 shares)                            251,485

     Fidelity Advisor Equity Income Fund      Mutual fund
                                              (8,491 shares)                              210,143

     MFS Massachusetts Investors Growth       Mutual fund
       Stock Fund                             (4,646 shares)                               97,789

     Fidelity Advisor Equity Growth Fund      Mutual fund
                                              (1,292 shares)                               96,323

 *   Prudential Government Income Fund        Mutual fund
                                              (9,644 shares)                               81,781

 *   Prudential High Yield Fund               Mutual fund
                                              (11,109 shares)                              76,654

 *   Prudential Small Company Value Fund      Mutual fund
                                              (4,130 shares)                               60,716

     Franklin Convertible Securities Fund     Mutual fund
                                              (2,402 shares)                               37,688


                                                                                     (Continued)


ATCHISON CASTING CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR
     INVESTMENT PURPOSES AT THE END OF YEAR
JUNE 30, 2000

--------------------------------------------------------------------------------------------------


(a)                    (b)                                     (c)                       (d)

                                               Description of Investment Including
           Identity of Issue, Borrower,          Maturity Date, Rate of Interest,      Current
             Lessor or Similar Party            Collateral, Par or Maturity Value       Value


*    Atchison Casting Corportation            Common stock
                                              (6,191 shares)                               35,600

*    Prudential Equity Income Fund            Mutual fund
                                              (1,605 shares)                               25,720

*    Prudential Jennison Growth Fund          Mutual fund
                                              (695 shares)                                 17,578

*    Various participants                     Participant loans, interest rates from 8% to
                                               10.5%; maturity dates through May 2015     137,886
                                                                                          -------

     Total investments                                                                $ 4,774,371
                                                                                      ===========


 *   Represents party-in-interest to the Plan.                                       (Concluded)

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     ATCHISON CASTING CORPORATION
                                     401(k) PLAN

Date  January 11, 2001               By:  Atchison Casting Corporation, its
                                          Administrator


                                     By:  /s/ Kevin T. McDermed
                                              Kevin T. McDermed
                                              Vice President, Chief Financial
                                              Officer, Treasurer and Secretary

                                 EXHIBIT INDEX


Exhibit Number        Description
--------------        -----------

23                    Consent of Deloitte & Touche LLP